                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        _______________________________


                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. 9)*

                           TELE-COMMUNICATIONS, INC.
                           -------------------------
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00, per share.
(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                       (Title of Classes of Securities)



(1)  Series A TCI Group Common Stock:                   87924V101
(2)  Series A Liberty Group Common Stock:               87924V507
(3)  Series A Ventures Group Common Stock:              87924V887
(4)  Series B TCI Group Common Stock:                   87924V200
(5)  Series B Liberty Group Common Stock:               87924V606
(6)  Series B Ventures Group Common Stock:              87924V879
(7)  Class B Preferred Stock:                           87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                              Dr. John C. Malone
                         c/o Tele-Communications, Inc.
                    5619 DTC Parkway, Englewood, CO  80111
                                (303-267-5500)
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 24, 1998
                                 -------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box**:   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                        (Continued on following pages)
                             (Page 1 of 19 Pages)

_________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**  See discussion in Item 1 relating to prior Schedule 13G filing.

                          Exhibit Index is on Page 10

Cusip No. for Series A TCI Group Common Stock                   87924V101
Cusip No. for Series A Liberty Group Common Stock               87924V507
Cusip No. for Series A Ventures Group Common Stock              87924V887
Cusip No. for Series B TCI Group Common Stock                   87924V200
Cusip No. for Series B Liberty Group Common Stock               87924V606
Cusip No. for Series B Ventures Group Common Stock              87924V879
Cusip No. for Class B Preferred Stock                           87924V309
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Dr. John C. Malone

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group  (a)  [_]
                                                       (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     BK

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization
     U.S.

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power
     0 Shares

(8)  Shared Voting Power
     1,400,146     Shares of Series A TCI Group/1/
     54,449,228    Shares of Series B TCI Group/2/,/3/
     1,137,807     Shares of Series A Liberty Group/2/,/4/
     27,233,811    Shares of Series B Liberty Group/2/,/5/
     1,200,000     Shares of Series A Ventures Group/6/
     45,039,888    Shares of Series B Ventures Group/2/,/7/
     273,600       Shares of Class B Preferred/2/

(9)  Sole Dispositive Power
     0 Shares

(10) Shared Dispositive Power/8/
     1,400,146     Shares of Series A TCI Group/1/
     36,244,572    Shares of Series B TCI Group/2/,/3/
     1,137,807     Shares of Series A Liberty Group/2/,/4/
     12,941,092    Shares of Series B Liberty Group/2/,/5/
     1,200,000     Shares of Series A Ventures Group/6/
     24,634,494    Shares of Series B Ventures Group/2/,/7/
     273,600       Shares of Class B Preferred/2/



                              Page 2 of 19 Pages

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,400,146   Shares of Series A TCI Group/1/
     54,449,228  Shares of Series B TCI Group/2,/3/
     1,137,807   Shares of Series A Liberty Group/2,/4/
     27,233,811  Shares of Series B Liberty Group/2,/5/
     1,200,000   Shares of Series A Ventures Group/6/
     45,039,888  Shares of Series B Ventures Group/2/,/7/
     273,600     Shares of Class B Preferred/2/

--------------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)/9/

Series A TCI Group              less than 1%
Series B TCI Group              84.2%
Series A Liberty Group          less than 1%
Series B Liberty Group          85.8%
Series A Ventures Group         less than 1%
Series B Ventures Group         93.5%
Class B Preferred               17.6%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person
IN


____________________
1. Includes 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 980,000 shares are currently exercisable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse.

2. Includes, as applicable, 784,892 shares of Series B TCI Group Stock, 12,726 shares of Series A Liberty Group Stock, 439,875 shares of Series B Liberty Group Stock, 793,240 shares of Series B Ventures Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, as to which Dr. Malone disclaims any beneficial ownership thereof.

3. Includes 14,511,570 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999, without giving effect to certain proportionate rights thereto by the Magness Group. Dr. Malone has delivered notice to the Issuer of his intent to exercise such right subject to the Magness Group's right to a proportionate share of 12,406,238 of such shares and subject to any regulatory approvals (See Item
     4). Also includes 2,795,000 shares of Series B TCI Group Stock pledged as security for a loan. Also includes 1,684,775 shares of Series B TCI Group Stock on which Dr. Malone has been granted the voting rights and 16,519,881 shares of Series B TCI Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (10) above).

4. Includes 1,125,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 787,500 shares are currently exercisable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse.

5. Includes 750,000 shares of Series B Liberty Group Stock pledged as security for a loan and 14,292,719 shares of Series B Liberty Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (10) above).

6. Includes 1,200,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 840,000 shares are currently exercisable, but does not include shares of Series A Ventures Group Stock issuable upon conversion of shares of Series B Ventures Group Stock owned by Dr. Malone or his spouse.


                              Page 3 of 19 Pages

7. Includes 1,721,360 shares of Series B Ventures Group Stock on which Dr. Malone has been granted voting rights and 18,684,034 shares of Series B Ventures Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (10) above). Also, includes 2,800,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which none are currently exercisable.

8.   Subject to the Call Agreement.  (See Item 6 hereof)

9. Each share of Series B TCI Group Stock, Series B Liberty Group Stock and Series B Ventures Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock, Series A Liberty Group Stock and Series A Ventures Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock, Series B Ventures Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 48% of the voting power with respect to a general election of directors of the Issuer.







                              Page 4 of 19 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 9)

                                 Statement of
                              DR. JOHN C. MALONE

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                           -------------------------
                         (Commission File No. 0-20421)

ITEM 1.  Security and Issuer
         -------------------

     Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. Malone:

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

     (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

     (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

     (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

     (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

     (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

     The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Item 3 of the Statement is hereby amended and supplemented by adding the following:


                              Page 5 of 19 Pages

     Acquisition of Shares Pursuant to June Option
     ---------------------------------------------

     Dr. Malone expects that the source of the funds for the acquisition of the shares of Series B TCI Group Stock pursuant to the June Option will be a personal loan obtained from a commercial bank. Dr. Malone has not yet finalized the terms of any such arrangement but anticipates that the loan will be secured by the pledge of various securities of the Issuer.

     Release of Pledged Shares
     -------------------------

     On July 23, 1997, Dr. Malone entered into a revolving credit facility for the acquisition of certain common stock of the Issuer and entered into a Pledge Agreement, dated as of July 23, 1997, whereby Dr. Malone pledged 11,500,000 shares of Series B TCI Group Stock and 4,626,537 shares (as adjusted for dividends) of Series B Liberty Group Stock. Dr. Malone has retired such loan and the shares pledged have been released.

ITEM 4. Purpose of Transaction
        ----------------------

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     AT&T Voting Agreement
     ---------------------

     On June 23, 1998, Dr. Malone and Leslie Malone, his spouse (collectively, the "Malone Parties"), entered into a voting agreement, dated as of June 23, 1998 (the "Voting Agreement"), with AT&T Corp., a New York corporation ("AT&T"). The Voting Agreement was entered into in connection with the execution and delivery of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among the Issuer, AT&T and Italy Merger Corp. (the "Merger Agreement").

     Pursuant to the Voting Agreement, each of the Malone Parties has agreed to vote all Covered Shares (as defined in the Voting Agreement) in favor of the Merger (the "Merger") of Italy Merger Corp. with and into the Issuer and the other transactions contemplated by the Merger Agreement, and against any other Takeover Proposal (as defined in the Voting Agreement). The Voting Agreement also contains restrictions on the ability of the Malone Parties to dispose of their Covered Shares; such restrictions (i) are subject to certain exceptions and (ii) extend, under certain circumstances, beyond the date of termination of the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement attached as Exhibit 7(o) to this Amendment No. 9 and incorporated herein by reference.

     Exercise of June Option
     -----------------------

     In addition, on June 24, 1998, Dr. Malone delivered notice to the Issuer exercising his right to purchase up to 14,511,570 shares of Series B TCI Group Stock pursuant to the June Option. In accordance with the Stockholders' Agreement, Dr. Malone has notified the Magness Group of his exercise under the June Option and of their right to participate in such exercise. The representative of the Magness Group has advised Dr. Malone that the Magness Group will participate in such purchase up to the Magness Group's proportionate share. Subject to final verification and agreement of each group's proportionate share, upon the closing of the exercise of the June Option, the Malone Group would acquire 8,718,770 shares of the 14,511,570 shares of Series B TCI Group Stock and the Magness Group would acquire 5,792,800 shares of the 14,511,570 shares of Series B TCI Group Stock. The exercise price per share of the June Option is $35.5875 based on the average of the closing sales prices of the Series B TCI Group Stock on Nasdaq for the five trading days preceding the date of exercise. Such exercises are subject to any required regulatory approvals, including any approvals required under the HSR Act.

     Gifts of Shares
     ---------------

     In February 1998, Dr. Malone converted 100,000 shares of his Series B TCI Group Stock into Series A TCI Group Stock and simultaneously gifted the 100,000 shares of Series A TCI Group Stock to a university. Dr. Malone also converted 200,000 shares of Series B Ventures Group Stock into Series A Ventures Group Stock and


                              Page 6 of 19 Pages
simultaneously gifted the 200,000 shares of Series A Ventures Group Stock to the university. Finally, in May 1998, Dr. Malone converted 138,889 shares of his Series B TCI Group Stock into Series A TCI Group Stock and simultaneously gifted the 138,889 shares of Series A TCI Group Stock to a charity.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 (a) of the Statement is hereby amended and supplemented by adding the following :

     Dr. Malone beneficially owns (without giving effect to the conversion of Series B TCI Group Stock for Series A TCI Group Stock, of Series B Liberty Group Stock for Series A Liberty Group Stock, or of Series B Ventures Group Stock for Series A Ventures Group Stock): (a) 1,400,146 shares of Series A TCI Group Stock, which includes options for 1,400,000 shares of which options for 980,000 shares are currently exercisable and represents less than 1% of the outstanding shares of Series A TCI Group Stock; (b) 54,449,228 shares of Series B TCI Group Stock, which includes Dr. Malone's right to acquire from the Issuer 14,511,570 shares (the "June Option"), without giving effect to the Magness Group's right to acquire their proportionate share of 12,406,238 shares thereof (see Item 6 below), and includes his right to direct the voting of 1,684,775 shares owned by the Trusts and 16,519,881 shares owned by the Magness Group (see Item 6 below), and represents 84.2% of the outstanding shares of Series B TCI Group Stock; (c) 1,137,807 shares of Series A Liberty Group Stock, which includes options for 1,125,000 shares of which options for 787,500 shares are currently exercisable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock; (d) 27,233,811 shares of Series B Liberty Group Stock, which includes his right to direct the voting of 14,292,719 shares owned by the Magness Group and represents 85.8% of the outstanding shares of Series B Liberty Group Stock; (e) 1,200,000 shares of Series A Ventures Group Stock, which consists solely of options for such shares of which options for 840,000 shares are currently exercisable and represents less than 1% of the outstanding shares of Series A Ventures Group Stock; and (f) 45,039,888 shares of Series B Ventures Group Stock, which includes his right to direct the voting of 1,721,360 shares owned by the Trusts and 18,684,034 shares owned by the Magness Group (see Item 6 below), and options for 2,800,000 shares of which none are currently exercisable and represents 93.5% of the outstanding shares of Series B Ventures Group Stock. In addition, Dr. Malone beneficially owns 273,600 shares of Class B Preferred Stock, which represents 17.6% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of April 30,1998 (adjusted for the transactions disclosed in Item 4 above and Item 5(c) below), and Dr. Malone's options as if exercised in full), as follows: 472,207,363 shares of Series A TCI Group Stock; 50,126,345 shares of Series B TCI Group Stock; 326,076,668 shares of Series A Liberty Group Stock; 31,745,757 shares of Series B Liberty Group Stock; 377,114,654 shares of Series A Ventures Group Stock; 45,367,134 shares of Series B Ventures Group Stock; and 1,552,490 shares of Class B Preferred Stock. When all series and classes of stock beneficially owned by Dr. Malone are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 48% of the voting power with respect to a general election of directors of the Issuer.

     Item 5 (b) of the Statement is hereby amended and supplemented by adding the following:

     Pursuant to the Voting Agreement, AT&T may be deemed to share beneficial ownership of the Covered Shares because AT&T has the right to (i) require the Malone Parties to vote in favor of the Merger and against certain other transactions and (ii) restrict their disposition of Covered Shares. As a result, AT&T may be deemed to have shared voting and dispositive power over the Covered Shares with each of the Malone Parties. Such shared voting power extends to those shares owned by the Magness Group that Dr. Malone has the power to vote in the event that he and the members of the Magness Group are unable to agree upon how such shares are to be voted. The restrictions on disposition of shares pursuant to the Voting Agreement do not extend to those shares owned by members of the Magness Group.

     Item 5 (c) of the Statement is hereby amended and supplemented by adding the following:

                              Page 7 of 19 Pages

     As previously described, Dr. Malone has delivered a notice of exercise to the Issuer pursuant to the June Option as to up to 14,511,570 shares of Series B TCI Group Stock. Such exercise is subject to the receipt of any required regulatory approvals and the expiration or termination of the waiting period under the HSR Act, if any.

     In addition, Dr. Malone made the gifts described above in Item 4.

ITEM 6.  Contract, Arrangements, Understandings or Relationships With Respect to
         -----------------------------------------------------------------------
         Securities of the Issuer
         -------------------------

     The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

ITEM 7.  Material to be filed as Exhibits
         --------------------------------

     7(o) Voting Agreement, dated as of June 23, 1998, among the AT&T Corp., John C. Malone and Leslie Malone.



                              Page 8 of 19 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to the Statement is true, complete and correct.


                                                /s/ John C. Malone
July 2, 1998                                    -------------------------
                                                Dr. John C. Malone


                              Page 9 of 19 Pages

                                 EXHIBIT INDEX


EXHIBIT NUMBER                     EXHIBIT                                 PAGE
--------------                     -------                                 ----

7(o)               Voting Agreement, dated as of June 23, 1998,             11
                   among the AT&T Corp., John C. Malone and
                   Leslie Malone.








                              Page 10 of 19 Pages